FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	May	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces New BlackBerry Developer Conference	3
2.	IBM Expands Managed Wireless Services for BlackBerry	2
3.	IBM and RIM Mobilize Web 2.0 Capabilities	2

Document 1

May 13, 2008

FOR IMMEDIATE RELEASE

RIM Announces New BlackBerry Developer Conference

Annual Event to Advance Skills and Knowledge of Commercial and Corporate Developers for the BlackBerry Platform

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to launch a new annual developer conference. The BlackBerry® Developer Conference will provide commercial and corporate developers from around the world with opportunities to advance their skills and knowledge in building powerful, world-class applications on the market-leading BlackBerry® platform. The BlackBerry Developer Conference is planned for the week of October 20, 2008 in Santa Clara, California.

“Based on growing demand from the BlackBerry development community, we are very pleased to announce a new conference focused on developing consumer and business applications for the BlackBerry platform,” said Mike Lazaridis, President and Co-CEO at RIM. “The new annual BlackBerry Developer Conference in the fall will complement the successful Wireless Enterprise Symposium held each spring and will provide a dedicated forum to help developers keep pace with advances in the latest hardware, software, tools and best practices for developing on the BlackBerry platform.”

The BlackBerry Developer Conference will feature keynote presentations by thought leaders and innovators in mobile technologies, general sessions, roundtable discussions, hands-on workshops, networking opportunities and exhibits, enabling a broad range of developers, from novices to seasoned experts, to learn more about developing applications and services for the BlackBerry platform.

Topics planned for this year’s conference include:

•

Building Powerful Enterprise Applications on the BlackBerry Platform – It has never been easier for corporate developers to extend business systems to the mobile workforce. Participants can learn about the latest tools, techniques and frameworks for building native, integrated BlackBerry® smartphone applications that leverage the security, manageability and push-based features of the BlackBerry platform.

•

Creating Captivating Applications & Services for Consumers – With growing interest in consumer applications for BlackBerry smartphones, the BlackBerry Developer Conference will help participants learn best practices for building media-rich, easy-to-use, lifestyle applications.

•

Latest Development Tools – Find out what’s new with the latest releases of the BlackBerry® Java Development Environment (JDE), BlackBerry® JDE Plug-in for Eclipse, BlackBerry® Plug-in for Microsoft Visual Studio, and BlackBerry® MDS Studio. Get hands-on training and learn about the most recent advancements in BlackBerry and Java APIs, and simulation and testing tools.

•

Rich Internet Application Development – Learn about the latest advancements in developing Rich Internet Applications (RIA) for BlackBerry smartphones and how to take advantage of AJAX, streaming video, SVG, GPS, and other advanced features of the BlackBerry Browser.

•	Integrating Location-Based Services – Learn about the possibilities for integrating location data with web-based and native BlackBerry applications.

For updates and more information about the new BlackBerry Developer Conference, including upcoming details on how to register, visit www.blackberrydeveloperconference.com.

Visit www.blackberry.com/developers for the latest news, information and updates for BlackBerry developers. Also, visit the new BlackBerry Developer Video Library at www.blackberry.com/go/developervideolibrary to view a variety of instructional videos.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

XXXX

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

May 14, 2008

FOR IMMEDIATE RELEASE

IBM Expands Managed Wireless Services for BlackBerry

Wireless Enterprise Symposium 2008, Orlando, FL – IBM (NYSE: IBM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX:RIM) today announced IBM’s new hosting capabilities to support the BlackBerry® platform. IBM has also joined the BlackBerry® System Integrator (SI) Alliance Program.

IBM will expand its portfolio of Managed Wireless Services for the BlackBerry platform, leveraging its already successful services offering that currently hosts more than 100,000 enterprise end users globally. The offering builds upon the strength of the BlackBerry® Enterprise Server product line with a far-reaching suite of services that include hosting, consulting, systems integration, and deployment of enterprise applications on the converged platform.

Ownership of wireless services in the enterprise has shifted from Procurement to the CIO. Like corporate data and telephony, the BlackBerry platform is considered by many to be fundamental to their business operations. Large organizations look to outsource these services so they can focus on their core competencies. Meanwhile, demand increases for innovative technology and infrastructure to help support the mobile Web, as wireless devices now outnumber landlines. IBM predicts more than one billion mobile Web users by 2011.

“We find that our enterprise clients increasingly need to extend wireless data capabilities beyond e-mail, and to leverage their enterprise investment on wireless device platforms,” said Gary Cohen, IBM’s General Manager, Global Communications Sector. “IBM’s services will facilitate the deployment and ongoing management of enterprise applications on the BlackBerry platform. We are uniquely well-equipped to enable our enterprise customers to do so on a large scale. As the world’s leading IT services provider we are very pleased to be offering these services and to be working with RIM, an outstanding innovative leader in the wireless data marketplace.”

“In today’s business world, BlackBerry is as essential to our organization as network connectivity, phone and e-mail. At Fluor, we count on BlackBerry to speed our decision making, help solve problems and improve execution,” said Ray Barnard, VP and CIO, Fluor Corporation. “We count on IBM to deliver this essential service and to collaborate with our business partners to innovate on new mobile applications that further our competitive advantage.”

“RIM is excited to support the expansion of IBM’s Managed Wireless Services for the BlackBerry platform,” said Jeff McDowell, Vice President, Global Alliances at Research In Motion. “RIM believes IBM’s hosted services will help extend the reach of the BlackBerry platform globally and will help customers realize the full value of enterprise mobility.”

Managing customers’ wireless applications in an increasingly mobile-centric world is a key focus of the new alliance between IBM and RIM. IBM now offers access to the full line of Web 2.0-powered Lotus collaboration and information on demand software on the market-leading BlackBerry platform.

For more information, visit www.ibm.com and www.blackberry.com.

###

Media Contacts:

Tom Agoston

IBM

(914) 765-6124

agoston@us.ibm.com

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

XXXX

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 3

May 14, 2008

FOR IMMEDIATE RELEASE

IBM and RIM Mobilize Web 2.0 Capabilities

New Mobile Web Solution Brings Social Networking, Enterprise Collaboration and Information on Demand to BlackBerry Smartphones

Wireless Enterprise Symposium 2008, Orlando, FL – IBM (NYSE:IBM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX:RIM) are taking mobile work far beyond email by delivering to mainstream business professionals the full line of Web 2.0-powered IBM Lotus® collaboration software and information on demand on the market-leading BlackBerry® platform.

The joint initiative enables customers to securely manage their communications, contacts and schedules and collaborate and network through social software, all from within the familiar, intuitive interface of their BlackBerry smartphones. This includes the general availability of the new BlackBerry Client for IBM Lotus Connections, IBM’s social software for business, at a time when eMarketer forecasts that mobile social networking will grow from 82 million users in 2007 to over 800 million worldwide by 2012.

This year, for the first time, more people in the world will have a mobile device than a landline telephone. IBM’s Institute for Business Value predicts one billion mobile Web users by 2011 and a significant shift in the way the majority of people will interact with the Web over the next decade.

“As the world enters the ‘Era of the Mobile Web’, mobile devices like BlackBerry are outnumbering TV’s, credit cards and PC’s, and are becoming increasingly critical to business operations for companies of all sizes globally,” said Bob Picciano, GM Lotus Software. “Today’s announcement extends the portfolio of IBM’s industry-leading social computing and collaboration offerings available to customers as they increasingly rely on their BlackBerry® smartphones.”

“The organizational and personal benefits of the Lotus collaboration suite together with the mobility and security advantages of the widely-adopted BlackBerry platform provide an unmatched solution for enterprise customers,” said Jim Balsillie, Co-CEO at Research In Motion.

IBM and RIM are making the following technologies portable and accessible, anytime and anywhere:

•

Portals & Dashboards: IBM WebSphere Portal and IBM dashboard software lets businesses build Web sites and single screen dashboard views that deliver information, applications and processes personalized to the individual BlackBerry smartphone user.

•

Social Networking: The BlackBerry Client for IBM Lotus Connections helps people tap into the collective knowledge of others and find the people and information they need for the task at hand while on the go.

•	Messaging and Calendaring: BlackBerry® Enterprise Server for IBM Lotus Notes and Domino enables access to key email and calendaring functions as well as custom applications built with Lotus Domino.

•

Unified Communications: The BlackBerry Client for IBM Lotus Sametime lets people access their full buddy list, send and receive instant messages, view presence information and convert an IM session to a phone call with a simple click.

•

Business Intelligence: IBM Cognos 8 Go! Mobile business intelligence software is the industry’s first business intelligence solution designed specifically for the BlackBerry platform. It provides personalized secure business information in the right context to allow people to view and interact with dashboard-style reports to make informed decisions while they are on the move.

The BlackBerry platform is the only mobile enterprise solution to provide mobile access to all major Lotus collaboration solutions today. The proven, market-leading BlackBerry platform enhances the mobile experience for these solutions by enabling the following capabilities:

•

Automated Data Delivery and Synchronization – The push-based architecture of BlackBerry® Enterprise Server automates data delivery and synchronization, enabling timely alerts and notifications within Lotus applications on BlackBerry smartphones.

•	Easy Deployment – The mobile device management capabilities of BlackBerry Enterprise Server allow IT groups to centrally manage and wirelessly deploy BlackBerry client software for Lotus applications.

•

Market-Leading Enterprise-Class Security – The BlackBerry platform is based on a proven security architecture that helps ensure the confidentiality and integrity of wirelessly transmitted information between backend servers and BlackBerry smartphones. With support for more than 400 over-the-air wireless IT policies and commands that enable IT administrators to wirelessly enforce security settings, BlackBerry Enterprise Server meets even the most stringent IT requirements.

Businesses from around the world are already turning to IBM and RIM to help them take collaboration on the road. Financial services giant MetLife is among them.

“Lotus Notes on BlackBerry is used to connect diverse groups at MetLife, including sales and administration,” said Tony Arroyo, IT Manager, MetLife, New York. “Soon we will move forward with Sametime. There is also interest in the advanced collaboration tools within Lotus Notes 8.”

Standard Life PLC, a global financial services firm based in the United Kingdom with 7 million customers, has over 1,100 employees using BlackBerry smartphones and 10,000 employees using Lotus Notes to collaborate and access the corporate intranet, teamrooms and emergency contact lists.

“Lotus software on BlackBerry is critical to our business as it allows Standard Life to enable better collaboration across the world at any time,” said William Campbell, Desktop Services Manager, Standard Life, who is also presenting at the Wireless Enterprise Symposium this week. “We have taken BlackBerry way beyond email, adding a high level of rich functionality resulting in what one of our users calls ‘the laptop in your pocket.’”

Johnson Controls, Inc., based in Milwaukee, Wisconsin, has 140,000 employees specializing in the design, manufacturing, and installation of automotive systems and non-residential climate control systems. The company provides automotive batteries and all parts of the interior systems in cars and light trucks. Reliance on Lotus Notes via BlackBerry smartphones has grown and now Johnson Controls is moving ahead with Lotus Notes 8.01 with BlackBerry.

Some of the world’s most discriminating technology experts work for the Aerospace Corporation, headquartered in El Segundo, California. Aerospace Corp. employees access Lotus Notes & Domino on their BlackBerry smartphones as they provide independent technical and scientific research, development, and advisory services to national-security space programs and major projects for the United States Air Force, the National Reconnaissance Office, NASA and the National Oceanic and Atmospheric Administration, commercial companies, and leading universities.

The BlackBerry mobile solution for the Lotus collaboration software suite is available today and is being showcased this week at the Wireless Enterprise Symposium (WES) 2008 in Orlando. The BlackBerry client software for Lotus Sametime and Lotus Connections are both now available as a free download for Lotus customers at www.blackberry.com/go/ibmresources.

For more information, visit www.ibm.com and www.blackberry.com

###

Media Contacts:

Michael Azzi

IBM

(914) 766-1561

azzi@us.ibm.com

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 20, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer